Financial Investors Trust

1290 Broadway, Suite 1100

Denver, Colorado 80203

June 22, 2018

VIA EDGAR

Ms. Anu Dubey

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:       Financial Investors Trust (the “Registrant”)

            File Nos.  33-72424, 811-8194

Dear Ms. Dubey:

On behalf of the Registrant, set forth below are the Registrant’s responses to additional comments received from the staff of the Division of Investment Management regarding post-effective amendment No. 209 (“PEA 209”) to the Registrant’s registration statement under the Securities Act of 1933, as amended (the “1933 Act”), and Post-Effective Amendment No. PEA 210 under the Investment Company Act of 1940, as amended (the “Investment Company Act”), filed pursuant to Rule 485(a) on April 10, 2018.

In connection with this response letter, and on or before June 29, 2018, the Registrant anticipates filing, pursuant to Rule 485(b), post-effective amendment No. 215 to the Registrant’s registration statement under the 1933 Act (“PEA 215”), which is expected to include (i) changes to PEA 209 in response to the Staff’s comments, (ii) certain other non-material information; and (ii) certain other required exhibits.

Set forth in the numbered paragraphs below are the Staff’s oral comments provided on June 15, 2018 to PEA 209, accompanied by the Registrant’s responses to each comment.  Capitalized terms not otherwise defined herein shall have the meanings given to them in PEA 209.  Certain of the comments herein refer to Staff comments for which responses were previously provided in a response letter dated June 8, 2018 and filed via EDGAR (the “First Response Letter”).

4477692.2

U.S. Securities and Exchange Commission

Division of Investment Management

June 22, 2018

Staff Comments:

Prospectus

1.                  Staff Comment:  Please note that in Comment #6 as listed in the First Response Letter, the Staff’s observation was that only Class C shares should have two sets of expense examples, since such shares are the only ones for which a CDSC is applicable.

□ Registrant’s Response: The Registrant acknowledges the Staff’s comment.  In PEA 215, only Class C shares will have a second set of expense examples.

2.                  Staff Comment: With respect to the proposed Appendix referred to in the response to Comment #20 of the First Response Letter, bear in mind that IM Guidance Update 2016-06 contains certain requirements with respect to the manner in which information is presented. Please confirm that those requirements will be adhered to.

□ Registrant’s Response: Comment complied with.  In accordance with Guidance Update 2016-06, references to the Appendix have been included in the narrative explanation to the fee tables, the expense examples, and Item 12 disclosure.  The Appendix itself appears in PEA 215.

Statement of Additional Information

3.                  Staff Comment:  In the Section of the SAI titled “Use of Segregated and Other Accounts,” the Registrant states the following:

“A call option on securities written by a Fund, for example, will require the Fund to hold the securities subject to the call (or securities convertible into the needed securities without additional consideration) or to designate liquid securities sufficient to purchase and deliver the securities if the call is exercised. A call option sold by a Fund on an index will require the Fund to own portfolio securities that correlate with the index or to segregate liquid securities equal to the excess of the index value over the exercise price on a current basis.”

 Please see Dreyfus Strategic Investing, SEC No-Action Letter (pub. Avail. June 22, 1987) (the “Dreyfus Letter”), and in particular the guidance therein relating to writing of call options on a security or index. Conform or revise the SAI disclosure for consistency with the Staff position taken in the Dreyfus Letter.

U.S. Securities and Exchange Commission

Division of Investment Management

June 22, 2018

□ Registrant’s Response: Comment complied with. The Registrant will revise the relevant sections of the SAI disclosure in PEA 215 to read as follows:

“A call option on securities written by a Fund, for example, will require the Fund to hold the securities subject to the call (or securities convertible into the needed securities without additional consideration) or to designate liquid securities sufficient to purchase and deliver the securities if the call is exercised. For a call option on an index, the Fund will maintain assets determined to be liquid in accordance with the Fund’s procedures in an amount equal to the value of the underlying index (as represented by a portfolio of securities substantially replicating the movement of the index).”

* * * * *

If you have any questions or further comments, please contact Peter Schwartz, counsel to the Registrant, at (303) 892-7381.

                                                                  Very truly yours,

                                                                  /s/ Karen Gilomen

                                                                  Karen Gilomen

                                                                  Secretary of Financial Investors Trust

cc:        Peter H. Schwartz, Esq., Davis Graham & Stubbs LLP